Akerman Senterfitt
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Michael Francis
305 982 5581
michael.francis@akerman.com

March 16, 2009

VIA EDGAR

Martin F. James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Form 10-K for the fiscal year ended June 30, 2008
Filed September 29, 2008 – Comment Letter dated February 24, 2009
File No. 000-21419

Dear Mr. James:

On behalf of Cardo Medical, Inc. (the "Company"), we hereby respond to the Staff's comment letter, dated February 24, 2009, regarding the above-referenced Form 10-K. Please note that we are simultaneously filing Amendment No. 2 to the Form 10-K ("Amendment No. 2"). Please also note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the fiscal year ended June 30, 2008

Item 9A(T) Controls and Procedures, page 8

1. **We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated December 23, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial**

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reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

After considering the above Staff comment further, we have filed Amendment No. 2 to disclose management's revised conclusion on the effectiveness of the Company's disclosure controls and procedures and such amendment will provide that the disclosure controls and procedures were not effective as of the end of the fiscal year ended June 30, 2008.

2. **Please review the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was *any* change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.**

We have filed Amendment No. 2 to disclose that there has been no change in the Company's internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Exhibit 31.1, 31.2 and 32

3. **Please revise to include the certifications of your chief executive officer and chief financial officer as a separate exhibit to your Form 10-K/A, as required by Item 601(b)(31) of Regulation S-K rather than within the 10-K/A document.**

The Certifications of the Company's Principal Executive and Financial Officers (Exhibit 31.1, Exhibit 31.2 and Exhibit 32) have been included as separate exhibits to Amendment No. 2.

* * *

In connection with responding to the Commission's comments, the Company acknowledges the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments. If you have any questions, please call me at (305) 982-5581.

Sincerely,

AKERMAN SENTERFITT

Michael Francis
For the Firm

cc: Securities and Exchange Commission
Kristin Lochhead

Cardo Medical, Inc.
Derrick Romine

Judith Kenney & Associates, P.A.
Judith Kenney, Esq.